

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

Paul Pearlman, President
Kids Only Market Inc.
304, 1020 14<sup>th</sup> Ave., SW
Calgary, Alberta, T2R 0N9
Canada

> **Re:     Kids Only Market Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 11, 2011**
> **File No. 333-171486**

Dear Mr. Pearlman:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Cover Page

1.  We reissue comment three of our letter dated January 26, 2011.  Please delete references to the "OTCQB" or "OTC QB" when discussing when sales may commence at a variable or non-fixed price.  For example, we note such references in the fourth sentence of the second paragraph of the prospectus cover page and the first paragraph of page four.

Description of Business, page 12
In General, page 12

2.  We partially reissue comment four of our letter dated March 4, 2011.  We note that you intend to focus your efforts on the US and Canadian markets.  Please revise your discussion throughout your prospectus to address the Canadian market and the

competitive conditions within that market, among other information called for by Item 101(h)(4) of Regulation S-K.

The Website, page 15

3. We reissue comment nine of our letter dated March 4, 2011. We note your added disclosure regarding the IAB starting in the last paragraph of page 17. Please revise your disclosure here to focus your discussion on the guidelines and the material consequences of not complying with such guidelines.

Competition, page 20

4. We reissue comment 12 of our letter dated March 4, 2011. We note that your revisions to this section only discuss how you compete favorably. Please revise this section to present a more balanced description of the competitive environment by discussing any competitive advantages your competitors may have. Please address such advantages for each market or type of competitor addressed in this section.

Government Regulation, page 22

5. We note your revisions in response to comment five of our letter dated March 4, 2011. Please confirm whether you intend to state that the principles established by Industry Canada are the only existing or probable federal or provincial Canadian government regulations that may materially affect your business. If this was not your intention, please revise your disclosure in this section as appropriate to disclose such regulations.

Market for Common Equity and Related Stockholder Matters, page 34
Shares Eligible for Future Sale, page 35

6. We note the reference to "Original Source" in the fifth paragraph on page 36. Please revise to correct or clarify this reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director